AMENDMENT TO AMENDED AND RESTATED BY-LAWS

OF

INNERWORKINGS, INC.

(A DELAWARE CORPORATION)

By resolutions adopted by the board of directors (the “Board”) of InnerWorkings, Inc. (the “Company”) on April 21, 2014, the Board authorized the following amendment to the Company’s Amended and Restated By-laws (the “Bylaws”) to become effective as of April 21, 2014:

Section 2 of Article III of the Bylaws is hereby amended and restated as follows:

“Section 2. Number, Election and Term of Office. The number of directors which shall constitute the board shall be fixed by the board of directors in the manner as provided in these by-laws and such number shall initially be seven (7), but in no event shall such number of directors be less than three (3) nor more than fifteen (15). Except as provided in Section 4 of this Article III, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if as of a date that is 14 days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this section, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of shares voted “against” that director. The Board has established procedures under which any director who is not elected shall offer to tender his or her resignation to the Board. The Nominating and Corporate Governance Committee shall make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board shall act on the Nominating and Corporate Governance Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided. Directors need not be stockholders. If, for any cause, the board of directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in the certificate of incorporation and these by-laws.”

Except as expressly amended hereby, the Bylaws shall remain in full force and effect. As a result of this amendment, the Bylaws shall read in their entirety as set forth on Exhibit A attached hereto.

* * * * * * * * *

[signature page follows]

The foregoing is certified as an amendment to the Bylaws, adopted by the Board, effective as of April 21, 2014.

By:	/s/ Ron Provenzano
Name: Ron Provenzano
Title: General Counsel